UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number: 811-7852					Date examination completed:
811-					April 30, 2017

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE 2340899	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:
USAA Mutual Funds Trust

4. Address of principal executive office (number, street, city, state, zip code):				9800 Fredericksburg Road

San Antonio, Texas 78288

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC÷�s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company÷�s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ▪ 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

USAA S&P 500 Index Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the USAA S&P 500 Index Fund (the Fund) complied with the requirements of subsections (b) and (c) of rule 17f-2  under the Investment Company Act of 1940 (the Act) as of April 30, 2017.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of April 30, 2017 and with respect to agreement of security purchases and sales, for the period from December 31, 2016 (the date of our last examination), through April 30, 2017:

Confirmation of all securities held by institutions in book entry form (The Depository Trust Company);

·	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

·	Reconciliation of all such securities to the books and records of the Fund and the Custodian, Northern Trust;

·	Confirmation of all open future positions with brokers; and

·	Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that the USAA S&P 500 Index Fund complied with the requirements of subsections (b) and (c) of rule 17f-2  of the Act as of April 30, 2017, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the USAA S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

San Antonio, Texas

July 21, 2017

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

July 21, 2017

We, as members of management of the USAA S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2017, and from December 31, 2016 through April 30, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 30, 2017, and from December 31, 2016 through April 30, 2017, with respect to securities reflected in the investment account of the Fund.

USAA S&P 500 INDEX FUND

By:

  /S/ Dan McNamara

____________________________

Dan McNamara

President and Vice Chairman of the

Board of Trustees

  /s/ Roberto Gallindo, Jr.

____________________________

Robert Galindo, Jr.

Treasurer